SECURITIES [illegible]

04003025

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3-16-2004

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SEC FILE NUMBER
8 - 51614

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Genesis Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broad Street
(No. and Street)

New York (City) — New York (State) — 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Yeh — 212-668-0888 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

111 Great Neck Road (Address) — Great Neck (City) — New York (State) — 11021 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH. D.C. 188 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

GENESIS SECURITIES, LLC

REPORT ON FINANCIAL STATEMENTS
(WITH SUPPLEMENTARY INFORMATION)

YEAR ENDED DECEMBER 31, 2003

GENESIS SECURITIES, LLC

INDEX

	PAGE
FACING PAGE	
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS	2
STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2003	3
STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY YEAR ENDED DECEMBER 31, 2003	4
STATEMENT OF CASH FLOWS YEAR ENDED DECEMBER 31, 2003	5
NOTES TO FINANCIAL STATEMENTS	6 – 10
SUPPLEMENTARY INFORMATION – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 DECEMBER 31, 2003	11
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5	12 – 13

J.H. COHN LLP
Your Source for Business Solutions™
Accountants & Consultants
111 Great Neck Road • Suite 201 • Great Neck, NY 11021 • 516-482-4200 • fax 516-487-7049 • www.jhcohn.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Member
Genesis Securities, LLC

We have audited the accompanying statement of financial condition of Genesis Securities, LLC (a limited liability company) as of December 31, 2003, and the related statements of income and changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genesis Securities, LLC as of December 31, 2003, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Great Neck, New York
February 12, 2004

GENESIS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS		
Cash and Cash Equivalents	$	1,716,944
Receivable From Broker		138,404
Securities Owned:		
Marketable, At Market Value		559,266
Non-Marketable Securities		46,100
Property and Equipment, Less Accumulated Depreciation		139,567
Prepaid Expenses		8,686
Other Receivables		444,917
Security Deposits		60,233
TOTAL	$	3,114,117
LIABILITIES AND MEMBER'S EQUITY		
Liabilities - Accrued Expenses	$	423,098
Commitments and Contingencies		
Member's Equity		2,691,019
TOTAL	$	3,114,117

See Notes to Financial Statements.

GENESIS SECURITIES, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

REVENUES	
ECN Rebate Income	$ 7,961,438
Commissions	95,895
Trading Income	164,792
Investment Income	6,780
Software License Fees	46,573
Total	8,275,478
EXPENSES	
Clearance, Commission and Exchange Charges	6,923,645
Depreciation and Amortization	61,722
Employee Compensation and Benefits	398,249
Communication and Data Processing	339,631
Occupancy	191,965
Office Expenses	56,861
Other Expenses	10,133
Professional Fees	48,759
Total	8,030,965
Income Before Provision For Income Taxes	244,513
Provision for Income Taxes	5,871
NET INCOME	238,642
Member's Equity – Beginning of Year	582,377
Member's Contributions	2,010,000
Member's Distributions	(140,000)
Member's Equity – End of Year	$ 2,691,019

See Notes to Financial Statements.

GENESIS SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Operating Activities:	
Net Income	$ 238,642
Adjustments To Reconcile Net Income To Net Cash Used In Operating Activities:	
Depreciation and Amortization	61,722
Changes in Operating Assets and Liabilities:	
Net Purchases of Securities	(544,166)
Receivable From Broker	312,104
Other Receivable	246,793
Prepaid Expenses	(4,515)
Security Deposits	(23,664)
Accrued Expenses	(371,176)
Net Cash Used In Operating Activities	(84,260)
Investing Activities:	
Purchase of Fixed Assets	(90,484)
Financing Activities:	
Payment of Bank Loan	(146,510)
Member Distributions	(140,000)
Member Contributions	2,010,000
Net Cash Provided By Financing Activities	1,723,490
Net Increase In Cash and Cash Equivalents	1,548,746
Cash And Cash Equivalents At Beginning Of Year	168,198
Cash And Cash Equivalents At End Of Year	$ 1,716,944
Supplemental Disclosures of Cash Flow Data:	
Interest Paid	$ 1,354
Income Taxes Paid	$ 5,871

See Notes to Financial Statements.

GENESIS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION:

Genesis Securities, LLC (the "Company") is registered with the Securities Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company was established in New York State on February 5, 1999 as a limited liability company, for the purpose of providing financial services for trading NASDAQ and listed securities and provides direct trading technology to the trading community that includes retail and institutions.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates:

To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

Cash Equivalents:

The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from brokers and dealers. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by placing such deposits in high credit quality financial institutions.

Depreciation and Amortization:

Depreciation is provided on a straight-line and accelerated basis using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Commissions:
Commission revenue and related expenses are recorded on a trade-date basis as securities transactions occur.

Software License Fees:
The Company recognizes revenue from the licensing of trading software based upon the licensee's monthly trading volume, subject to minimum use fees.

ECN Rebate Income:
The Company records Electronic Communication Network ("ECN") income and related expense on a trade-date basis as securities transactions occur.

Income Taxes:
The Company is not a taxpaying entity for the federal and state income tax purposes, and thus only New York City income tax expense has been recorded in the financial statements. Income of the Company is taxed to the member in his respective federal and state income tax return. The member customarily makes substantial capital withdrawals in April of each year to pay his personal income tax liabilities.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", which requires the recognition of deferred income tax assets and liabilities. Deferred income taxes are measured by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The resulting deferred tax asset or liability is adjusted to reflect changes in tax laws as they occur. Deferred income taxes were immaterial as of December 31, 2003.

NOTE 3 – SECURITIES OWNED:

Marketable securities owned consist of trading and investment securities in U.S. government obligations, at market value.

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

GENESIS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – PROPERTY AND EQUIPMENT:

Property and Equipment are stated at cost.

At December 31, 2003, Property and Equipment consisted of the following:

	Life	Amount
Furniture and Fixtures	7 yrs	$ 17,688
Computer Equipment	3-5 yrs	327,816
Leasehold Improvements	5 yrs	57,299
Capital Leases	5-7 yrs	44,896
Total		447,699
Less Accumulated Depreciation and Amortization		308,132
Total		$139,567

Depreciation and amortization expense was $61,722 for the year ended December 31, 2003, which included amortization of capital leases of $4,321.

NOTE 5 – OTHER RECEIVABLES

Other receivables consist of the following:

ECN Rebates Receivable	$429,917
Due From Employee	15,000
Total	$ 444,917

NOTE 6 – ACCRUED EXPENSES

Accrued expenses consist of the following:

ECN Rebates Payable	$ 300,000
Accrued Commission Expense	87,867
Accrued Payroll Expense	13,393
Other Accrued Expenses	21,838
Total	$ 423,098

NOTE 7 - LINE OF CREDIT:

The Company has a $250,000 unsecured line of credit with a bank. The line of credit bears interest at the prime rate plus .5%. There were no loans outstanding under the line of credit at December 31, 2003. Interest on said line amounted to $1,354 for the year ended December 31, 2003.

NOTE 8 - COMMITMENTS AND CONTINGENCIES:

Lease Commitments:
The Company conducts its operations from facilities that are leased under two non-cancelable operating leases expiring through June 2004. The Company has the option to renew the main lease for an additional five-year period. Also, on November 14, 2003, the Company entered into a non-cancelable lease agreement with Fifty Broad Street, Inc. The term of this lease is five years and three months, commencing on January 31, 2004 and expiring on April 30, 2009, at an annual rental payment of $100,000. In addition, the Company is responsible for paying its proportional share of real estate tax escalations. Rental expense amounted to $ 171,870 for the year ended December 31, 2003.

Future minimum rentals payments under the above non-cancelable operating leases in each of the years subsequent to December 31, 2003 and thereafter are as follows:

Year Ending December 31,	Amount
2004	$ 154,965
2005	100,000
2006	100,000
2007	100,000
2008	100,000
Thereafter	25,000
Total	$ 579,965

Contingencies:
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 8 - COMMITMENTS AND CONTINGENCIES: (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2003 were not material.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

NOTE 9 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital in the amount of $100,000 and requires that the net capital not fall below 120% of the minimum amount, i.e. $120,000. In addition, the net capital rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $2,291,516, which was $2,191,516 in excess of its minimum required net capital of $100,000. The Company's net capital ratio was .18 to 1.

SCHEDULE I

GENESIS SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL		
Total Member's Equity		$ 2,691,019
Deductions		
A. Non-Allowable Assets		
Property and Equipment - Net		139,567
Prepaid Expenses		8,686
Fees Receivable	$ 444,917	
Less: Offsetting Payable	300,000	144,917
Non-Allowable Investments		46,100
Security Deposit		60,233
		399,503
Net Capital		$ 2,291,516
AGGREGATE INDEBTEDNESS – TOTAL LIABILITIES		$ 423,098
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required		$ 100,000
Excess Net Capital		$ 2,191,516
Excess Net Capital at 1,500%		$ 2,263,310
Excess Net Capital at 1,000%		$ 2,249,206
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.18 to 1

The above computation of net capital under Rule 15c3-1 does not differ materially from the computation included in the Company's unaudited Form X-17A-5 Part IIA as of December 31, 2003.

Report of Independent Public Accountants on Internal Control

To the Member
Genesis Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Genesis Securities, LLC (the "Company") as of and for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a – 5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a – 5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a – 3 (a)(11) and for the determining compliance with the exemptive provisions of rule 15c3 – 3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences requires by rule 17a – 13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a – 5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a – 5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Great Neck, New York
February 12, 2004